January 7, 2009

United States Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549
Attention:	Larry Spirgel
Assistant Director

Re:	Otelco Inc.
Form 10-K for the year ended December 31, 2007
File No. 001-32362
Filed on March 11, 2008

Ladies and Gentlemen:

Set forth below are the responses of Otelco Inc. (“Otelco” or the “Company”), to the comments of the Staff of the Securities and Exchange Commission dated December 22, 2008 with respect to the above-referenced filing.  For your convenience, we have set forth below the Staff’s comments in bold followed by the Company’s response thereto.

Items 11.  Executive Compensation.

Item 402(b)(2)(xiv) of Reg. S-K requires you to disclose any component companies that you may have used in benchmarking the compensation of your Named Executive Officers (“NEOs”).  Please also consult the “Staff Observations in the Review of Executive Compensation Disclosure,” which can be found at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

It appears that you used benchmarking techniques and procedures in setting the compensation of your NEOs.  For instance, you write in the fifth paragraph on page 14:  “In particular, smaller public, and where available, private telephone companies are monitored and used as a basis for setting total compensation levels and components.”  Also, you write in the fourth paragraph on Page 16 that:  When making recommended changes to the Board regarding Mr. Weaver’s compensation, the compensation committee considered Mr. Weaver’s overall compensation package as compared with other chief executive officers in our industry.”

505 3rd Ave East  •  Oneonta, AL  35121 •  Phone 205-625-3574 •  Fax 205-274-8999  • www.otelcoinc.com

In future filings, please identify any comparable companies used in your benchmarking analyses and explain any quantitative or qualitative processes involved in considering such comparable compensation information.  In contrast, if you consider compensation information of other companies in a much less formal manner, please clarify.

The Company will provide the requested disclosures in future filings.

2.	Items 401(b)(2)(v) and (vii) require you to disclose any performance targets. Please also consult the “Staff Observations in the Review of Executive Compensation Disclosure.”

For example, in the fifth paragraph on page 15, you write that:  “Increases in annual base salaries are based on actual corporate and individual performance against targeted performance, changes in scope of responsibilities and various subjective performance criteria.  Targeted performance criteria vary for each executive officer based on his area of responsibility.  Subjective performance criteria include an executive officer’s ability to recruit and retain qualified employees, manage his or her area of responsibility effectively and efficiently and collaborate with other executive officers to enhance our growth and success.”

Similarly, you write in the sixth paragraph on page 15 that:  “Bonus incentives are generally paid annually and are tied to meeting established budget targets of cash creation for the business as measured by earnings before interest, tax, depreciation and amortization (“EBITDA”).”

To the extent that you have not disclosed performance goals or threshold levels because you believe the disclosure of such goals and levels could result in competitive harm, you may omit such information.  However, if you choose to omit such information in future filings, please provide a detailed analysis in your response letter as to why such goals and levels should be given confidential treatment in future filings.

The Company will provide the requested disclosures in future filings.

3.
Item 402(j)(1) requires you to describe the specific circumstances that would trigger certain payments upon any termination of a named executive officer or change-in-control of the company.  On page 18, you use the terms “without cause,” “due to death and disability,” and “for any reason.”

In future filings, please describe more specifically the circumstances that constitute a termination “without cause,” a termination “due to death and disability,” or a termination “for any reason” so that investors may understand when the NEOs become entitled to payments made under those circumstances.

Also, in future filings, please consider using a tabular format to present the different kinds and amounts of estimated payments and benefits that are made to NEOs under the circumstances described in Item 402(j).

The Company will provide the requested disclosures in future filings and will consider using a tabular format to present the different kinds and amounts of estimated payments and benefits that are made to NEOs under the circumstances described in Item 402(j).

4.
Item 402(b)(1)(vi) requires you to discuss how each compensation element affects decisions regarding other compensation elements in the Compensation Discussion and Analysis section.  In future filings, please discuss how your severance, termination, or change-in-control provisions fit into your overall compensation objectives and affect decisions regarding other compensation elements.

The Company will provide the requested disclosures in future filings.

The Company acknowledges that it is responsible for the adequacy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments.  Please do not hesitate to contact the undersigned with any questions or comments regarding the foregoing.

Sincerely,

/s/ Curtis L. Garner, Jr.
Curtis L. Garner, Jr.

cc:	Howard Haug, Chairman of the Audit Committee of the Board of Directors Bill Bak, Chairman of the Compensation Committee of the Board of Directors Steven Khadavi, Dorsey & Whitney LLP

VIA EDGAR